

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Stuart Karle
Counsel
Blue Ocean Acquisition Corp
2 Wisconsin Circle, 7th Floor
Chevy Chase, MD 20815

> **Re: Blue Ocean Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2023**
> **File No. 001-41112**

Dear Stuart Karle:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jon Daly